IMRIS REPORTS SECOND QUARTER 2013 FINANCIAL RESULTS

•	Quarterly revenues of $10.2 million were in line with expectations;

•	Sold a second VISIUS® Surgical Theatre in Japan and one service contract for a total of $6.2 million resulting in an ending backlog of $111 million;

•	Received FDA 510K clearance in the U.S. in July 2013 and CE Mark approval in Europe in August 2013 to sell the VISIUS iCT, the first ceiling-mounted intraoperative CT solution for the spinal and neurosurgical markets;

•	Issued four new patents. Total portfolio includes 52 patents and patent applications;

•	Established Medical Advisory Board with world-renowned clinical thought leaders in robotic surgery.

WINNIPEG, Manitoba & MINNEAPOLIS, Minnesota, August 13, 2013 - IMRIS Inc. (NASDAQ: IMRS; TSX: IM) today reported its results for the second quarter ended June 30, 2013. All figures are reported in U.S. dollars. Revenues of $10.2 million for the second quarter were in line with expectations compared with $17.2 million for the same period last year. Net loss in the second quarter was $8.2 million, or $0.16 per diluted share, versus a prior-year net loss of $4.3 million, or $0.09 per diluted share.

Commented Jay D. Miller, president and chief executive officer of IMRIS: “Our second-quarter revenues came in within our expectations and the IMRIS team did a nice job on cost controls. At this stage in the company’s growth, a few orders for our large capital equipment can have a significant impact on sales and earnings. We continue to expect order variability from quarter to quarter. We made progress both on the clinical operations front and on our installation maintenance and services business. And we are intently focused on implementing strategies to increase our order bookings, by making our systems easier for hospitals to purchase in today’s cost-containment environment. This is a top priority for 2013.”

Financial Highlights:

	3 months ended June 30 (unaudited)			6 months ended June 30 (unaudited)
($000’s except per share amounts)	2013	2012	Change	2013	2012	Change
Sales	10,226	17,235	(40.7)%	18,292	20,728	(11.8)%
Gross profit	3,109	6,658	(53.3)%	6,129	8,052	(23.9)%
Gross profit as % of sales	30.4%	38.6%	n/m [1]	33.5%	38.8%	n/m [1]
Operating expenses	10,816	10,731	0.8%	21,610	20,670	4.5%
Adjusted EBITDA[2]	(6,260)	(2,728)	129.5%	(12,632)	(9,950)	27.0%
Operating loss	(7,707)	(4,073)	89.2%	(15,481)	(12,618)	22.7%
Net loss	(8,203)	(4,282)	91.6%	(16,581)	(12,632)	31.3%
Basic loss per share	$(0.16)	$(0.09)	77.8%	(0.34)	$(0.28)	21.4%
Diluted loss per share	$(0.16)	$(0.09)	77.8%	(0.34)	$(0.28)	21.4%

1 Not Meaningful

2 Adjusted EBITDA is defined as earnings before interest income, stock based compensation, gain on asset sale, foreign exchange, embedded derivatives, income taxes and amortization.

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Revenue

Revenue from VISIUS® Surgical Theatres for the second quarter 2013 was $8.0 million lower than a year ago, due to fewer scheduled project deliveries of major system components in the period, partially offset by increased project installation activities at varying stages of completion. Reflecting the Company’s focus on building service revenues, extended maintenance contract revenue was $1.0 million higher. The increase was due to additional extended maintenance contracts from a larger installed base of VISIUS Surgical Theatres that have transitioned off warranty to chargeable service programs. Revenue for the six months ended June 30, 2013, was $18.3 million compared with $20.7 million for the same period last year. Changes in product mix, together with lower scheduled installations, contributed to the lower VISIUS Surgical Theatre revenue, which was partially offset by higher revenue from extended maintenance contracts.

Gross Profit

Gross profit in the 2013 second quarter was $3.1 million compared with $6.7 million for the same period last year. Year-to-date gross profit was $6.1 million compared with $8.1 million for the same period last year. Impacting gross profit were fewer scheduled installation activities due to a high rate of product development installations for our MR Guided Radiation Therapy (MRgRT) and iCT systems, partially offset by higher gross profit from the additional extended maintenance contracts. Gross profit as a percentage of sales in the 2013 second quarter was 30.4 percent compared with 38.6 percent in the prior-year quarter. Year-to-date, gross profit as a percentage of sales was 33.5 percent compared with 38.8 percent in the prior year. Gross profit as a percentage of sales is expected to continue to vary based on the underlying installations in each quarter, with full year 2013 performance expected to be approximately 36 percent for the year.

Operating Expenses

IMRIS continued to invest in order to grow the business. Operating expenses for the 2013 second quarter were $10.8 million compared with $10.7 million for the same period last year. During the quarter, the company relocated its operations to the U.S. State of Minnesota. Total relocation costs of $0.7 million, additional rent and utilities expense of $0.5 million at the new facility in Minnesota, and higher employee-related costs of $0.9 million were offset by lower expenses of $1.9 million in research and development costs primarily for robotics, MRgRT and other ancillary research projects. Year-to-date operating expenses were $21.6 million, up $0.9 million compared with the same period last year, primarily due to additional one-time costs related to the company relocation, offset by lower research and development costs for robotics, MRgRT and other projects.

Adjusted EBITDA and Operating Loss

Adjusted EBITDA for the 2013 second quarter was negative $6.3 million compared with negative $2.7 million for the same period last year. Adjusted EBITDA for the 2013 second quarter reflects lower gross profit of $3.5 million. Year-to-date, adjusted EBITDA was negative $12.6 million compared with negative $10.0 million for the same period last year. The decrease in adjusted EBITDA stemmed primarily from lower gross profit of $1.9 million, higher operating expenses of $0.9 million, and unfavorable foreign exchange currency impact of $1.0 million.

Net Loss

Net loss for the 2013 second quarter was $8.2 million compared with $4.3 million in the prior-year quarter, mainly due to lower gross profit of $3.5 million and unfavorable foreign currency exchange impact of $0.3 million. The year-to-date net loss was $16.6 million compared with $12.6 million for the same period last year, primarily due to lower gross profit of $1.9 million, higher operating expenses of $0.9 million and unfavorable foreign currency exchange of $1.0 million.

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Liquidity and Capital Resources

Cash at June 30, 2013, totaled $13.7 million and accounts receivable were $13.6 million. These funds, together with ongoing operating cash flow, will be used to fund the company’s working capital and for general corporate purposes.

Backlog1

During the 2013 second quarter, $6.2 million in new orders were received and $10.2 million of backlog was converted into revenues. The change in the U.S. dollar versus the foreign currencies of the orders in backlog resulted in a marginal increase in the value of the backlog. Backlog at June 30, 2013, was $111.0 million and comprised of $59.3 million of system orders and $51.7 million in service contracts.

Other Developments:

IMRIS receives FDA 510K clearance for first ceiling-mounted intraoperative CT solution – On July 22, 2013, IMRIS announced U.S. Food and Drug Administration 510K clearance to market VISIUS iCT, the first and only ceiling-mounted intraoperative computed tomography (iCT) on the market. VISIUS iCT is a state-of-the-art surgical theatre that provides personalized dose management together with diagnostic quality imaging during the surgical procedure to assist surgeons in critical decision making. The 64-slice scanner effortlessly moves into and out of the operating room during surgery using ceiling-mounted rails to ease workflow. This enables multiple room configurations to meet both clinical requirements and increase utilization without compromising image quality or exam speed.

CE Mark Approval for VISIUS iCT – IMRIS received CE Mark for the VISIUS iCT system. The company expects to launch the system through its direct sales and distributors in Europe in the 2013 third quarter.

Le Bonheur Children's Hospital credits VISIUS iMRI with reducing brain tumor re-surgery rates two years post adoption – On June 26, 2013, IMRIS reported that Le Bonheur Children’s Hospital in Memphis, Tennessee, is crediting intraoperative MRI (iMRI) within the VISIUS Surgical Theatre with reducing returns to the operating room for residual tumor removal by 84 percent over two years. The VISIUS Surgical Theatre at Le Bonheur provides neurosurgeons with on-demand access to real-time structural brain images before, during or after a procedure without moving patients from the surgical table as the iMRI moves between rooms using ceiling rails. The multifunctional neurosurgical environment, installed in 2011, also allows for surgery in one room and diagnostic scanning in another room, in addition to intraoperative imaging.

Yale-New Haven neurosurgeons verifying effective eye tumor drug delivery localization with iMRI in VISIUS Surgical Theatre – On June 19, 2013, IMRIS announced that Yale-New Haven Hospital, New Haven, Connecticut, neurosurgeons are confirming effective chemotherapy delivery in treating eye cancer using intraoperative imaging within the VISIUS Surgical Theatre. Selective intra-arterial chemotherapy is a growing strategy for treating retinoblastomas – a rapid growth cancer in the eye primarily affecting infants. The technique allows for delivery of an increased concentration of the drug directly to the tumor and reduces the need to use systemically delivered chemotherapy, which can cause significant side effects. Using the VISIUS Surgical Theatre with iMRI during the treatment procedure is a novel approach to this strategy that permits Yale neurosurgeons to confirm successful delivery of chemotherapy at the tumor site.

1 See “Non-GAAP Financial Measures” in the Company’s Q2 2013 MD&A for further information on backlog.

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IMRIS Announces U.S. Patent for Microsurgical Robot Concept – On May 22, 2013, IMRIS announced the allowance of a U.S. patent defining the foundational technologies for its SYMBIS™ Surgical System – a minimally invasive and MRI-compatible microsurgical robot system. Currently under development at IMRIS, the SYMBIS Surgical System is an image-guided, micro-neurosurgery robot that will combine surgeon-directed robotic arm manipulation with integrated high-definition 3D anatomical and MR imaging views to enable delicate brain micro-surgery. The system is being designed to work inside an intraoperative MRI within the VISIUS Surgical Theatre and provide a virtual extension of the surgeon’s hands through robotic instruments with haptic feedback, motion refinement and intricate dexterity for use in the narrow surgical pathways of cranial neurosurgery.

IMRIS was issued three other new patents, including a U.S. system level patent for MR and X-ray imaging, and two product application patents for MR coils.

Outlook

Miller stated, “Our year-to-date bookings are not where they need to be, due to a very sluggish environment for healthcare capital equipment. Addressing this is at the top of our priorities. We are implementing a new program that will make it easier for customers to purchase our systems. We are excited about our technologies and the enthusiastic response we are hearing from surgeons. However, based on headwinds in this market, our performance to date and expectations for the remainder of the year, we are lowering our 2013 sales outlook at this time. We continue to anticipate that quarter to quarter revenues and earnings will be lumpy, largely due to fluctuations in the number of installations each period.”

For 2013, IMRIS expects improved order bookings in the 2013 second half compared to the 2013 first half, with the strongest performance coming from the North American and the Asia-Pacific markets. Annual revenues, comprised of both systems and service, are expected to be in the range of $50 million. IMRIS’s quarterly revenue profile varies depending on the underlying system installations in each period. The company expects 2013 third quarter revenues to be in the $18 million range. Similar to prior years, the company anticipates that the strongest quarterly revenue performance will occur in the second half the year.

Strong increases in gross profit are expected in 2013, including significantly higher gross profit as a percentage of sales, which is forecast to be in the range of 36 percent for the year. Quarterly gross profit as a percentage of sales will vary depending on the underlying system installations in the respective quarters.

Carefully managing expenses is a continuing priority in 2013, and cash operating expenses are targeted to decrease by $3 million from 2012 levels to approximately $35 million. Taken together, total cash and non-cash operating expenses in 2013 are expected to be approximately $53 million, as summarized in the table below:

2013 Forecast	$ Millions
Cash operating expenses	$35.0
Minneapolis relocation costs	4.0
Research & development charge	3.0
Total	42.0
Research & development charge (non-cash)	5.0
Depreciation (non-cash)	4.0
Stock based compensation (non-cash)	2.0
Total operating expenses	53.0

Cash requirements in 2013 include funding for operations, capital investments related to robotics, VISIUS iCT and MRgRT test labs, the costs related to the U.S. relocation and prepaid development costs associated with collaborative arrangements. Total capital expenditures for 2013 are expected to be in the range of $6 million to $8 million.

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The company’s full financial statements as well as management’s discussion and analysis will be available at www.sedar.com, www.sec.gov and www.imris.com.

Board of Directors Announcement

In addition, the Board of Directors has elected Steven Armstrong, Executive Vice-President and CFO of Patterson Companies Inc. and Jay D. Miller, President and CEO of IMRIS Inc., to the Board effective August 14, 2013.

Mr. Armstrong joined Patterson, a $3.6 billion global dental products and services company, in 1999, which is publicly traded on the NASDAQ Exchange. Mr. Armstrong started his career at Ernst and Young LLP in 1973, and became an audit partner in his 26 year tenure at the firm serving primarily publicly traded national and multinational clients.

Mr. Armstrong is also a Board member of Delphax Technologies and is chair of the Audit Committee.

With the appointment of Mr. Armstrong, Mr. David Leslie, Chair of the Audit Committee of the IMRIS Inc. will be retiring from the Board effective August 14, 2013.

Conference Call

Management will host a conference call to discuss the results at 5:00 pm ET today, August 13, 2013. Following management’s presentation, there will be a question-and-answer session for analysts and institutional investors. To participate in the teleconference, please call 1-480-629-9677 or 1-877-941-1467. To access the live audio webcast, please visit IMRIS’s website at www.imris.com. A taped rebroadcast will be available to listeners following the call until midnight (ET) on August 19, 2013. To access the rebroadcast from Canada please call 1-416-640-1917 or 1-877-289-8525 and enter passcode 4634223#. From the U.S., please call 1-303-590-3030 or 1-800-406-7325 and enter passcode 4634223#.

About IMRIS

IMRIS (NASDAQ: IMRS; TSX: IM) is a global leader in providing image guided therapy solutions through its VISIUS Surgical Theatre – a revolutionary, multifunctional surgical environment that provides unmatched intraoperative vision to clinicians to assist in decision making and enhance precision in treatment. The multi-room suites incorporate diagnostic quality high-field MR, CT and angio modalities accessed effortlessly in the operating room setting. VISIUS Surgical Theatres serve the neurosurgical, cardiovascular, spinal and cerebrovascular markets and have been selected by 54 leading medical institutions around the world. For more information, visit www.imris.com.

Forward-Looking Statements

This press release may contain or refer to forward-looking information based on current expectations. In some cases, forward-looking statements can be identified by terminology such as “anticipate”, “may”, “expect”, “believe”, “prospective”, “continue” or the negative of these terms or other similar expressions concerning matters that are not historical facts. These statements should not be understood as guarantees of future performance or results. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements. Although such statements are based on management's reasonable assumptions, there can be no assurance that actual results will be consistent with such statements. Forward-looking statements are subject to significant risks and uncertainties, and other factors that could cause actual results to differ materially from expected results. These forward-looking statements are made as of the date hereof and we assume no responsibility to update or revise them to reflect new events or circumstances.

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For further information, please contact:

Kelly McNeill
Executive Vice President Finance and
Administration and Chief Financial Officer
IMRIS Inc.
Tel: 763-203-6304
Email: kmcneill@imris.com

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